Exhibit 99.1

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD REPORTS FOURTH QUARTER AND FULL-YEAR 2013 RESULTS

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Refer to the annual Management Discussion and Analysis (MD&A) and audited consolidated

Financial Statements for more information.

Toronto, Ontario, February 19, 2014 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) reports consolidated financial and operating results for the fourth quarter and year ending December 31, 2013.

“Early in 2013, we recognized that the gold environment was deteriorating and took several critically important proactive steps to lessen the effect on our business and to better position IAMGOLD going forward,” stated Steve Letwin, President and CEO. “The 27% decline in the gold price created challenges for the gold industry and for our company. The lower price impacted many key areas of our business, including our financial results, mine plans and related reserves and resources, as well as our costs and asset values. The proactive steps I’m referring to included balancing our cost structure in light of lower earnings and production levels, reducing costs by $125 million, which contributed to us beating our cost guidance, focusing production on higher value ore, preserving our liquidity by lowering planned capital expenditures and suspending the dividend, and driving excellent results from our niobium operations. In the fourth quarter, we adjusted asset values to reflect our forecast of continuing relatively flat gold prices and took a non-cash charge to earnings. As a result of these actions, IAMGOLD remained profitable in 2013, excluding asset write downs and impairments. The Company ended the year with liquidity of more than $1 billion in cash, bullion and undrawn credit facilities.

“Given the gold price climate, our near-term focus is on mining profitable ounces, rigid cost containment, optimization of assets and economic returns and the preservation of liquidity,” continued Mr. Letwin. “Mine plan optimization will be geared towards maximizing positive cash flow rather than the number of ounces produced. Cash costs, capital and exploration expenditures will be managed prudently while preserving opportunity for future growth in an improved economic environment.”

OPERATING HIGHLIGHTS

•	Cost reductions of $125 million; surpassing target by 25%.

•	Total cash costs per ounce[1,2] for the fourth quarter:

•	Gold mines[3] - $828 per ounce.

•	IAMGOLD owner-operator mines - $749 per ounce.

•	Total cash costs per ounce for full year 2013:

•	Gold mines - $801 per ounce within guidance.

•	IAMGOLD owner- operator mines - $743 per ounce beats guidance.

•	All-in sustaining costs per ounce[1] for the fourth quarter.

•	Gold mines - $1,242 per ounce.

•	IAMGOLD owner-operator mines - $1,213 per ounce.

•	All-in sustaining costs per ounce for full year 2013:

•	Gold mines - $1,232 per ounce within guidance.

•	IAMGOLD owner-operator mines - $1,174 per ounce within guidance.

•	Attributable gold production of 195,000 ounces for the fourth quarter.

•	Commercial production of 175,000 ounces with attributable gold sales of 173,000 ounces.

•	Attributable gold production of 835,000 ounces for full year 2013.

•	Commercial production of 762,000 ounces with attributable gold sales of 740,000 ounces.

•	Record niobium production of 5.3 million kilograms for 2013 with operating margin[1] of $18 per kilogram, up 13% and 20%, respectively, from 2012.

FINANCIAL HIGHLIGHTS

•	With no impact on cash, after-tax impairment charges of $772.8 million were recorded by the Company in the fourth quarter against the carrying amount of our mining assets, including the write-off of $256.7 million of goodwill.

•	Reported net loss attributable to equity holders of $840.3 million ($2.23 per share) for the fourth quarter and $832.5 million ($2.21 per share) for 2013.

•	Adjusted net earnings[4] attributable to equity holders of $19.7 million ($0.05 per share4) for the fourth quarter and $137.3 million ($0.36 per share) for 2013.

•	Net cash from operating activities before changes in working capital[4] of $54.7 million ($0.15 per share4) for the fourth quarter and $305.6 million ($0.81 per share) for 2013.

•	Cash, cash equivalents, and gold bullion (at market value) of $384.6 million and undrawn credit facilities of $750 million as at December 31, 2013.

•	Capital spending of $669 million in 2013 in line with guidance; guidance of $400 million ± 5% approximately 40% lower for 2014.

•	Dividend suspended in December 2013.

FOURTH QUARTER AND FULL-YEAR 2013 HIGHLIGHTS

Non-Cash Impairment Charge

We reported after-tax impairment charges of $772.8 million, largely as a result of the lower short-term and long-term gold price assumptions related to Suriname, Essakane and the Doyon division. The gold price assumptions used in the most recent life of mine plans declined significantly in the fourth quarter 2013. The decrease was the primary cause of the impairment charges recorded against the carrying amount of mining assets and goodwill. After-tax impairment charges were recognized in the fourth quarter 2013 comprising $290.6 million for Suriname, $335.1 million for Essakane, and $147.1 million for the Doyon division. Included in the impairment charges for Suriname and the Doyon division were goodwill write-offs of $168.4 million and $88.3 million, respectively.

Financial Performance

•	Revenues for the fourth quarter 2013 were $247.2 million, $151.4 million lower than the same prior year period. The decrease was mainly due to lower gold sales volume and a lower average realized gold price. Revenues for 2013 were $1,147.1 million, $306.3 million lower than the prior year, mainly due to a lower realized gold price ($181.2 million) and lower gold sales volume ($134.7 million), partially offset by higher niobium revenues ($9.1 million).

•	Cost of sales for the fourth quarter 2013 was $196.1 million, down $14.0 million from the same prior year period due to lower production volumes, partially offset by higher depreciation. Cost of sales for 2013 was $807.0 million, up $32.8 million from the prior year. The increase was due to higher operating costs ($32.6 million) and higher depreciation expense ($19.5 million), partially offset by lower royalties due to lower realized gold prices ($19.3 million). Operating costs were higher primarily due to mine operating costs associated with Mouska ($43.3 million) and a non-current ore stockpile write-down at Essakane ($10.6 million), partially offset by lower operating costs at Rosebel, Niobec and Essakane.

•

Net losses attributable to equity holders for the fourth quarter 2013 were $840.3 million compared to net earnings of $84.6 million for the same prior year period, mainly due to after-tax impairment charges on goodwill and mining assets ($772.8 million) and the other factors noted below explaining the year-over-year variance. Net losses attributable to equity holders for 2013 were $832.5 million compared to net earnings of $334.7 million in 2012. The decrease mainly related to the $772.8 million of after-tax impairment charges recorded in the fourth quarter, lower revenue ($306.3 million), higher cost of sales ($32.8 million), higher share of net losses from associates and joint ventures ($114.1 million), impairment of investments ($45.0 million) and lower gains on sale of marketable securities ($24.7 million), partially offset by lower income taxes ($202.7 million) and lower exploration expenses ($38.8 million).

•	Adjusted net earnings attributable to equity holders[4] for the fourth quarter 2013 were $19.7 million ($0.05 per share4), compared with $89.8 million ($0.24 per share) in the same prior period 2012. Adjusted net earnings attributable to equity holders for 2013 were $137.3 million ($0.36 per share), down $178.3 million ($0.48 per share) from the prior year.

•	Net cash from operating activities for the fourth quarter 2013 was $44.0 million, $56.7 million lower than the same prior year period. The decrease was mainly due to lower revenues partially offset by lower exploration expenses and lower income taxes paid. Net cash from operating activities for 2013 was $246.3 million, down $169.0 million from 2012. The decrease was mainly due to lower revenues ($306.3 million) partially offset by lower exploration expenses ($38.8 million) and lower income taxes paid ($85.6 million).

•	Net cash from operating activities before changes in working capital[4] for the fourth quarter 2013 was $54.7 million ($0.15 per share4) compared with $116.1 million ($0.31 per share) in the same prior year period. Net cash from operating activities before changes in working capital for 2013 was $305.6 million ($0.81 per share), down from $474.4 million ($1.26 per share) in 2012.

Financial Position

•	Cash, cash equivalents and gold bullion (at market value) were $384.6 million at December 31, 2013, down $636.0 million from December 31, 2012. The decline was mainly due to capital expenditures on mining assets ($636.9 million), dividend and interest paid ($130.7 million), a decrease in the market value of the gold bullion ($61.0 million) and loans provided to related parties net of repayments ($47.7 million), partially offset by cash generated from operating activities ($246.3 million).

•	As at December 31, 2013, no funds were drawn against our $750 million total unsecured revolving credit facilities.

Liquidity Planning

•	Changes in the market price of gold significantly impact our liquidity. In 2013, we suspended the dividend to conserve cash and we reduced costs by $125 million.

•	In 2014, we plan to look for further opportunities to reduce costs and improve the efficiency of business processes and systems. We plan to monetize a portion of the non-cash items within working capital, such as supplies and consumables inventory. We will also focus on optimizing our asset portfolio through the further evaluation of life of mine plans and the efficient allocation of capital and human resources. The undrawn credit facility of $750 million remains accessible to the Company.

Production, Costs and Margins

Gold Operations

•	Attributable gold production, inclusive of joint venture operations, was 195,000 ounces in the fourth quarter, compared to 214,000 ounces in the same quarter 2012. The decline was mainly due to lower grades at Rosebel and Essakane, partially offset by increased production at the Doyon division. For the full year 2013, attributable gold production, inclusive of joint venture operations, was 835,000 ounces, up 5,000 ounces from 2012. The increase was due to pre-commercial production from the Westwood mine (73,000 ounces) and higher production at Mouska (59,000 ounces). This was partially offset by lower tonnes of ore mined due to pit sequencing combined with lower grades at Rosebel (46,000 ounces), lower grades as expected at Essakane (65,000 ounces) and lower grades at Sadiola (14,000 ounces).

•	Attributable gold sales volume, inclusive of joint venture operations, for the fourth quarter 2013 was 173,000 compared to attributable commercial production of 175,000 ounces. Attributable gold sales volume, inclusive of joint venture operations, for 2013 was 740,000 ounces compared to attributable gold commercial production of 762,000 ounces. The variance of 22,000 ounces was mainly related to timing differences.

•	Total cash costs[1,2] – gold mines[3] for the fourth quarter 2013 were $828 per ounce, up 13% from the same prior year period mainly due to lower grades at Rosebel, Essakane and Sadiola. Total cash costs – gold mines for 2013 were $801 per ounce, up 12% from the prior year. The increase was mainly due to the impact of lower grades and the increased processing of hard rock together with inflationary cost pressures across all sites. This was partially offset by the benefits from the cost reduction program.

•	All-in sustaining costs[1] – gold mines[3] for the fourth quarter 2013 were $1,242 per ounce up 14% from the same prior year period. All-in sustaining costs – gold mines for 2013 were $1,232 per ounce sold, up 16% from the prior year. The increases reflect higher cash costs, as noted above, as well as higher sustaining capital expenditures to support increased hard rock capacity levels at Rosebel and Essakane.

•	All-in sustaining costs – total[5] for the fourth quarter 2013 were $1,125 per ounce sold, up 3% from the same prior year period. All-in sustaining costs – total for 2013 were $1,153 per ounce sold, up 9% from the same prior year period. This measure includes the impact of the Niobec mine’s operating margin and its sustaining capital expenditures.

Niobium Operation

•	In the fourth quarter niobium production was 1.6 million kilograms, up 33% from the same prior year period. Niobium production for 2013 was a record 5.3 million kilograms, up 13% from the prior year. Niobec’s strong performance in 2013 was the result of improved recoveries and grades, along with an increase in mill throughput.

•	The operating margin[1] in the fourth quarter 2013 was $20 per kilogram, 33% higher than the same quarter in 2012. For the full year 2013, the operating margin was $18 per kilogram, up 20% from 2012. The higher margins reflect the increased production and the benefits from the cost reduction program.

•	Niobec is one of three significant producers of ferroniobium in the world, with a market share of approximately 10% in 2013. The largest producer in the niobium market is a Brazilian producer whose dominant market position can impact market dynamics. Demand for niobium is largely tied to the steel industry. World steel production in 2013 was 3% higher than 2012 due to surging production in China. Niobium demand, however, was down slightly from the prior year due to the slowdown in steel demand in developed countries. The average realized sales price was marginally higher in 2013 when compared to the average realized sales price in the prior year.

Commitment to Zero Harm Continues

Regarding health and safety, the frequency of all types of serious injuries (measured as DART rate6) for 2013 was 1.01, compared to 1.08 for 2012, representing a 6.5% improvement. Unfortunately, we reported a death of a local contractor at Rosebel during the third quarter 2013.

2013 COST REDUCTION PROGRAM

In the first quarter 2013, we initiated a $100 million cost-reduction program. By the end of the year, we exceeded our target by 25% with a total savings of $125 million. While all sustainable cost reductions and productivity improvements have been rolled forward into 2014 as embedded savings, we continue to seek opportunities for further cost reductions and productivity improvements. The following table presents examples of how the cost reductions were achieved:

Operations Examples Target: $54 million Realized in 2013: $75 million

Reduced Power Costs and Consumption of Consumables

•   Reduced power rates at Rosebel.

•   Reduced consumption of energy and steel in the SAG and ball mill grinding process at Essakane through accelerated commissioning of the pebble crusher.

•   Reduced fuel consumption at Westwood through a fuel and waste oil management program.

Reduced Labour Costs

•   Reduced staffing requirements in mining and maintenance through business process and operating efficiency improvements and improved contract maintenance.

•   Reduced the cost of consultants.

Renegotiated Supplier Contracts

•   Renegotiated supplier contracts, such as food and security at Essakane.

•   Consolidated bus contracts for transporting workers to and from the Essakane mine.

Improved Operating Efficiencies and Reduced Maintenance Costs

•   Improved productivity at Rosebel through an aggressive dewatering process of the pits during the rainy season combined with better coordination of shifts for the drilling and blasting crews.

•   Reduced the frequency and cost of preventive truck maintenance through the replacement of the oil renewal system.

•   Redesigned mine roads, resulting in improved tire life and reduced hauling cycle times.

•   Installed a potable water system at Essakane, eliminating the need for bottled water.

•   Increased monitoring and management of tire wear at Westwood.

Exploration Examples Target: $40 million Realized in 2013: $41 million

•   Downsized exploration teams by 34% mainly in West Africa, Suriname, Brazil and Canada.

•   Reduced drilling activities mainly in Mali, Burkina Faso, Peru and Suriname.

•   Reprioritized projects and deferred others.

•   Deferred or redesigned certain study elements related to the Côté Gold project and exploration program.

Corporate Examples Target: $6 million Realized in 2013: $9 million	• Reduced use of consultants and renegotiated contractor/supplier agreements. • Lowered stock based compensation. • Increased reliance on communications technology resulting in less travel.

RESERVES AND RESOURCES

(Additional detail behind the gold price assumptions used to determine reserves and resources can be found in the Reserves and Resources section of the MD&A)

At December 31, 2013:

•	Total attributable proven and probable gold reserves were 10.1 million ounces compared to 11.3 million ounces at the end of 2012. The weighted average gold price assumption used to determine mineral reserves as at December 31, 2013 was $1,357 per ounce compared to $1,263 per ounce as at December 31, 2012. The weighted average gold price assumption for 2012 was lower than what would be expected given that its calculation included a gold price assumption for Rosebel of $1,200, which was unchanged from 2011 since the mine’s reserves were in the process of being reviewed and updated as part of the feasibility study that was underway.

•	Total attributable measured and indicated gold resources (inclusive of reserves) were 23.4 million ounces compared to 22.6 million ounces at the end of 2012. The weighted average gold price assumption used to determine mineral resources as at December 31, 2013 was $1,540 per ounce compared to $1,584 per ounce as at December 31, 2012.

Note: In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserves estimations, but are deemed to have a reasonable prospect of economic extraction.

•	Niobium probable reserves were 1,707 million kilograms of contained niobium pentoxide (Nb2O5), compared to 1,768 million kilograms at the end of 2012.

•	Niobium measured and indicated resources (inclusive of reserves) were 2,653 million kilograms of contained niobium pentoxide (Nb2O5), compared to 2,563 million kilograms at the end of 2012.

Note: Niobium mineral reserves have been estimated based on a Technical Report (NI 43-101) prepared in December 2013, using a block caving scenario using $45 per kilogram of Niobium and include dilution material. Niobium mineral resources have been estimated using a cutoff of 0.20% Nb2O5 per tonne (before recovery) under the block caving scenario. There is a large volume of the material within the planned block caving that has a measured resource classification. However, due to the uncertainty associated with estimating material movement within the cave, a probable classification has been applied to the reserve.

SUMMARY OF FINANCIAL AND OPERATING RESULTS

	Three months ended December 31,			Years ended December 31,
	2013	Change	2012[1]	2013	Change	2012[1]
Financial Results ($ millions, except where noted)
Revenues	$247.2	(38%)	$398.6	$1,147.1	(21%)	$1,453.4
Cost of sales	$196.1	(7%)	$210.1	$807.0	4%	$774.2
Earnings from mining operations[2]	$51.1	(73%)	$188.5	$340.1	(50%)	$679.2

Net earnings (losses) attributable to equity holders of IAMGOLD	$(840.3)	(1,093%)	$84.6	$(832.5)	(349%)	$334.7
Net earnings (losses) per share ($/share)	$(2.23)	(1,114%)	$0.22	$(2.21)	(348%)	$0.89

Adjusted net earnings attributable to equity holders of IAMGOLD[2]	$19.7	(78%)	$89.8	$137.3	(56%)	$315.6
Adjusted net earnings per share[2] ($/share)	$0.05	(79%)	$0.24	$0.36	(57%)	$0.84

Net cash from operating activities	$44.0	(56%)	$100.7	$246.3	(41%)	$415.3
Net cash from operating activities before changes in working capital[2]	$54.7	(53%)	$116.1	$305.6	(36%)	$474.4
Net cash from operating activities before changes in working capital ($/share)[2]	$0.15	(52%)	$0.31	$0.81	(36%)	$1.26

Key Operating Statistics
Gold sales - attributable (000s oz)	173	(25%)	232	740	(11%)	827
Gold commercial production - attributable (000s oz)	175	(18%)	214	762	(8%)	830
Gold production - attributable (000s oz)[3]	195	(9%)	214	835	1%	830

Average realized gold price[2] ($/oz)	$1,273	(25%)	$1,704	$1,399	(16%)	$1,667
Total cash costs[2,4,5] - gold mines[7] ($/oz)	$828	13%	$731	$801	12%	$715
Gold margin[2] ($/oz)	$445	(54%)	$973	$598	(37%)	$952

All-in sustaining costs[2,6] - gold mines ($/oz)	$1,242	14%	$1,090	$1,232	16%	$1,064
All-in sustaining costs - total[8] ($/oz)	$1,125	3%	$1,087	$1,153	9%	$1,054

Niobium production (millions of kg Nb)	1.6	33%	1.2	5.3	13%	4.7
Niobium sales (millions of kg Nb)	1.3	18%	1.1	4.9	4%	4.7
Operating margin[2] ($/kg Nb)	$20	33%	$15	$18	20%	$15

Financial Position ($ millions)	December 31, 2013	Change	December 31, 2012[1]
Cash, cash equivalents, and gold bullion
at market value	$384.6	(62%)	$1,020.6
at cost	$319.2	(64%)	$894.2
Total assets	$4,190.4	(21%)	$5,295.6
Long-term debt	$640.3	0%	$638.8
Available credit facilities	$750.0	0%	$750.0

[1]	Refer to note 4(b) of the consolidated financial statements.
[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[3]	Balances related to 2013 include Westwood pre-commercial production for the three months and year ended December 31, 2013 of 20,000 and 73,000 ounces, respectively.
[4]	The total cash costs computation does not include Westwood pre-commercial production for the three months and year ended December 31, 2013 of 20,000 and 73,000 ounces, respectively.
[5]	By-product credits are included in the calculation of total cash costs. Excluding these credits increases total cash costs – gold mines by $2 per ounce for the years ended December 31, 2013 and 2012 and $2 per ounce for the three months ended December 31, 2013 and 2012.

[6]	By-product credits are included in the calculation of all-in sustaining costs – gold mines. Refer to non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[7]	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela on an attributable basis.
[8]	Total, as used with all-in sustaining costs, includes the impact of niobium contribution, defined as the Niobec mine’s operating margin and sustaining capital, on a per gold ounce sold basis. Refer to the all-in sustaining costs table in this news release.

ATTRIBUTABLE GOLD PRODUCTION AND TOTAL CASH COSTS

	Gold Production (000s oz)				Total Cash Costs[1] ($/oz)
	Three months ended		Years ended		Three months ended		Years ended
	December 31,		December 31,		December 31,		December 31,
	2013	2012	2013	2012	2013	2012	2013	2012
Owner-operator
Rosebel (95%)	70	100	336	382	$674	$661	$718	$671
Essakane (90%)	59	77	250	315	822	672	753	603
Doyon division[2] (100%)	15	—	63	4	813	—	832	137

	144	177	649	701	749	665	743	637

Joint ventures
Sadiola (41%)	24	27	86	100	1,181	1,118	1,101	1,076
Yatela (40%)	7	10	27	29	1,223	843	1,243	1,337

	31	37	113	129	1,191	1,046	1,136	1,134

Total commercial operations	175	214	762	830	828	731	801	715

Doyon division[2] (100%)	20	—	73	—	—	—	—	—

	195	214	835	830	828	731	801	715

Cash costs[1], excluding royalties					770	632	729	624
Royalties					58	99	72	91

Total cash costs[3]					$828	$731	$801	$715

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[2]	In 2012, the Mouska mine, as planned, did not produce gold other than marginal gold derived from the mill clean-up process. In 2013, the Westwood mill began processing Mouska ore. While the ore from Mouska is commercial production, the ore from Westwood is at pre-commercial levels. Until Westwood achieves commercial production, the Westwood contribution from ounces sold will be netted against capital expenditures.
[3]	The total cash costs computation does not include Westwood pre-commercial production for the three months and year ended December 31, 2013 of 20,000 and 73,000 ounces, respectively.

GOLD SALES VOLUME AND REALIZED GOLD PRICE

	Gold Sales[1] (000s oz)				Average Realized Gold Price[2] ($/oz)
	Three months ended		Years ended		Three months ended		Years ended
	December 31,		December 31,		December 31,		December 31,
	2013	2012	2013	2012	2013	2012	2013	2012
Owner-operator (100%)	151	205	671	751	$1,275	$1,703	$1,397	$1,667
Joint Ventures[3]	31	41	113	130	$1,267	$1,707	$1,413	$1,666

Total	182	246	784	881	$1,273	$1,704	$1,399	$1,667

[1]	Attributable sales volume for the fourth quarters 2013 and 2012 were 173,000 ounces and 232,000 ounces respectively, and for the years ended 2013 and 2012 were 740,000 ounces and 827,000 ounces respectively, after taking into account 95% of the Rosebel sales and 90% of the Essakane sales.
[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[3]	Attributable sales of Sadiola (41%) and Yatela (40%).

ALL-IN SUSTAINING COSTS

	All-in Sustaining Costs[1] ($/oz)
	Three months ended		Years ended
	December 31,		December 31,
	2013	2012	2013	2012
Owner-operator
Rosebel (95%)	$1,104	$798	$1,063	$884
Essakane (90%)	1,242	1,083	1,177	937
Doyon division (100%)	822	—	889	1,059

All-in sustaining costs - owner-operator	1,213	1,034	1,174	998

Joint ventures
Sadiola (41%)	1,351	1,445	1,476	1,300
Yatela (40%)	1,429	1,058	1,789	1,849

All-in sustaining costs - gold mines	1,242	1,090	1,232	1,064
Niobium contribution[2]	(117)	(3)	(79)	(10)

All-in sustaining costs - total[3]	$1,125	$1,087	$1,153	$1,054

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[2]	Niobium contribution consists of Niobec mine’s operating margin and sustaining capital on a per gold ounce sold basis.
[3]	By-product credits are included in the calculation of this measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

CAPITAL EXPENDITURES1

Ended December 31, 2013	Three months			Twelve months
($ millions)	Sustaining	Development/ Expansion	Total	Sustaining	Development/ Expansion	Total
Gold segments
Rosebel[2]	$34.0	$2.1	$36.1	$115.6	$18.0	$133.6
Essakane[2]	26.4	30.0	56.4	114.9	171.0	285.9
Westwood	—	15.4	15.4	—	118.1	118.1

Total gold segments	60.4	47.5	107.9	230.5	307.1	537.6
Niobec	5.8	9.7	15.5	30.8	44.1	74.9
Corporate and other	1.2	—	1.2	4.9	—	4.9

Total capital expenditures, consolidated	67.4	57.2	124.6	266.2	351.2	617.4
Joint ventures[3]	3.3	3.5	6.8	33.1	18.1	51.2

	$70.7	$60.7	$131.4	$299.3	$369.3	$668.6

[1]	Capitalized borrowing costs are not included.
[2]	On an attributable basis, sustaining capital expenditures for Rosebel (95%) and Essakane (90%) were $32.3 million and $23.8 million, respectively, for the three months ended December 31, 2013 and $ 109.8 million and $ 103.4 million, respectively, for the year ended December 31, 2013.
[3]	Attributable capital expenditures of Sadiola (41%) and Yatela (40%).

OPERATIONS REVIEW WITH FOURTH QUARTER HIGHLIGHTS

ROSEBEL MINE, SURINAME

Rosebel Mine (IAMGOLD interest – 95%)

Summarized Results 100% Basis, unless otherwise stated

	Three months ended December 31,
	2013	Change	2012
Mine operating statistics
Ore mined (000s t)	4,163	8%	3,857
Total operating material mined[1] (000s t)	7,127	(51%)	14,416
Capital waste mined (000s t)	9,596	1,121%	786
Strip ratio[2]	3.0	3%	2.9
Ore milled (000s t)	3,125	(5%)	3,275
Head grade (g/t)	0.78	(25%)	1.04
Recovery (%)	95	(1%)	96
Gold production - 100% (000s oz)	74	(30%)	105
Attributable gold production - 95% (000s oz)	70	(30%)	100
Gold sales - 100% (000s oz)	80	(27%)	110

Performance measures
Average realized gold price[3] ($/oz)	$1,271	(25%)	$1,702
All-in sustaining costs[3] ($/oz)	$1,104	38%	$798
Cash costs[3] excluding royalties ($/oz)	$612	9%	$564
Royalties ($/oz)	$62	(36%)	$97
Total cash costs [3] ($/oz)	$674	2%	$661

[1]	Total operating material mined includes ore mined and expensed waste material mined and excludes capital waste mined.
[2]	Strip ratio is calculated as capital waste and expensed waste material mined divided by ore mined.
[3]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

•	Attributable gold production of 70,000 ounces for the fourth quarter 2013 was 30% lower than the same prior year period primarily the result of the impact of lower grades and pit sequencing.

•	Total cash costs[1] in the fourth quarter of $674 per ounce were slightly higher than the same period in 2012 mainly due to lower production, partially offset by lower realized power costs as a result of the reduced power rate agreement with the Government of Suriname, and higher capitalized stripping. All-in sustaining costs of $1,104 per ounce in the fourth quarter were higher than the same period in 2012 due mainly to higher sustaining capital expenditures as well as the lower sales volume.

•	Sustaining capital expenditures were $34.0 million in the fourth quarter and included capitalized stripping costs ($21.7 million), resource development ($2.7 million), capital spares ($5.0 million) tailings dam expansion ($2.0 million) and various other sustaining capital ($2.6 million).

ESSAKANE MINE, BURKINA FASO

Essakane Mine (IAMGOLD interest—90%)

Summarized Results 100% Basis, unless otherwise stated

	Three months ended December 31,
	2013	Change	2012
Mine operating statistics
Ore mined (000s t)	3,360	48%	2,275
Total operating material mined[1] (000s t)	4,357	79%	2,435
Capital waste mined (000s t)	6,727	(16%)	7,997
Strip ratio[2]	2.3	(36%)	3.6
Ore milled (000s t)	2,606	(7%)	2,805
Head grade (g/t)	0.88	(15%)	1.04
Recovery (%)	89	(3%)	92
Gold production - 100% (000s oz)	65	(24%)	86
Attributable gold production - 95% (000s oz)	59	(24%)	77
Gold sales - 100% (000s oz)	60	(37%)	95

Performance measures
Average realized gold price[3] ($/oz)	$1,274	(25%)	$1,706
All-in sustaining costs[3] ($/oz)	$1,242	15%	$1,083
Cash costs[3] excluding royalties ($/oz)	$772	34%	$578
Royalties ($/oz)	$50	(47%)	$94
Total cash costs[3] ($/oz)	$822	22%	$672

[1]	Total operating material mined includes ore mined and expensed waste material mined and excludes capital waste mined.
[2]	Strip ratio is calculated as capital waste and expensed waste material mined divided by ore mined.
[3]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

•	Attributable gold production of 59,000 ounces was 24% lower than the same period in 2012, mainly due to the processing of lower-grade ore.

•	Total cash costs[1] in the fourth quarter of $822 per ounce were higher than the same period in 2012 mainly due to the impact of lower grades on gold production, higher energy prices and upward pressure on the price of consumables. All-in sustaining costs of $1,242 during the fourth quarter were higher compared to the prior year mainly due to higher cash costs and sustaining capital expenditures.

•	Sustaining capital expenditures were $26.4 million and included capitalized stripping costs on the push-back of the pit ($17.5 million), resource development ($2.5 million), capital spares ($3.1 million) and other smaller projects ($3.3 million).

•	The plant expansion at Essakane to accommodate an increasing proportion of hard rock was completed on time at the end of 2013, and commissioning is expected to be completed by the end of the first quarter 2014. We expect production to increase by approximately 25% in 2014 as the new processing line will be processing higher-grade hard rock. In 2013, ore grades were 10%-15% lower than the life of mine average, mainly due to the processing of lower-grade, softer ore stockpiled in prior years. The expected increase in grades in 2014 will help to mitigate the impact of the higher energy consumption required to treat harder ore. We are also exploring opportunities to reduce our power costs, including connecting to the national power grid in Ouagadougou.

DOYON DIVISION, CANADA

Doyon Division (IAMGOLD interest – 100%)

Summarized Results

	Three months ended December 31,
	2013	Change	2012
Mouska operating statistics
Ore mined (000s t)	20	(13%)	23
Ore milled (000s t)	34	100%	—
Head grade (g/t)	14.91	100%	—
Recovery (%)	93	100%	—
Gold production - 100% (000s oz)	15	100%	—
Gold sales - 100% (000s oz)	11	100%	—

Mouska performance measures
Average realized gold price[1] ($/oz)	$1,310	100%	$—
All-in sustaining costs[1] ($/oz)	$822	100%	$—
Cash costs[1] excluding royalties ($/oz)	$785	100%	$—
Royalties ($/oz)	$28	100%	$—
Total cash costs[1] ($/oz)	$813	100%	$—

	Three months ended December 31,
	2013	Change	2012
Westwood operating statistics
Ore mined (000s t)	69	245%	20
Ore milled (000s t)	78	100%	—
Head grade (g/t)	8.47	100%	—
Recovery (%)	95	100%	—
Pre-commercial gold production - 100% (000s oz)	20	100%	—
Pre-commercial gold sales - 100% (000s oz)	20	100%	—

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

•	Batch processing of ore from both Mouska and Westwood continued throughout the fourth quarter. Mouska produced 15,000 ounces in the fourth quarter 2013 compared to no production in the fourth quarter of 2012 when the mill was being refurbished.

•	Mouska’s total cash costs[1] of $813 per ounce and all-in sustaining costs of $822 per ounce are not comparable to the prior year when ore was being stockpiled during the refurbishment of the mill.

•	Pre-commercial gold production from the Westwood mine was 20,000 ounces during the fourth quarter of 2013. The resulting sales of 20,000 ounces and the related costs were netted against capital expenditures.

•	For the full year 2013 the combined production from Mouska and Westwood was 136,000 ounces.

•	While the ore from the Mouska mine is in commercial production, the ore from Westwood is at pre-commercial levels. Until Westwood achieves commercial production, the contribution from the sale of ounces produced from Westwood will be netted against capital expenditures. The revenues and associated costs from the gold sold at Westwood after obtaining commercial production will be reported in the consolidated statements of earnings.

•	The Westwood mine is expected to commence commercial production in the third quarter of 2014. The first half of the year will be mainly focused on underground development in preparation for the ramp-up in the second half of the year. Rehabilitation of the zone impacted by the rockburst in August 2013 is on schedule, with access now being established in all of the affected sublevels.

•	Close to 80% of gold production in 2014 at the Doyon division is expected in the second half of the year. Mouska production will be limited in preparation for closure at the end of the first quarter 2014. As a result, production from the Doyon division will be lower in the first half of the year. Our outlook for 2014 for the Westwood and Mouska mines combined is expected to range between 100,000 and 120,000 ounces, with a ramp-up of the Westwood mine to full capacity by the end of 2016.

SADIOLA MINE, MALI

Sadiola Mine (IAMGOLD interest – 41%)

Summarized Results 41% Basis

	Three months ended December 31,
	2013	Change	2012
Mine operating statistics
Ore mined (000s t)	438	3%	424
Total operating material mined[1] (000s t)	2,161	(28%)	3,015
Capital waste mined (000s t)	935	390%	191
Strip ratio[2]	6.1	(8%)	6.6
Ore milled (000s t)	538	(1%)	545
Head grade (g/t)	1.39	(17%)	1.67
Recovery (%)	90	(3%)	93
Attributable gold production - (000s oz)	24	(11%)	27
Attributable gold sales - (000s oz)	24	(20%)	30

Performance measures
Average realized gold price[3] ($/oz)	$1,269	(25%)	$1,703
All-in sustaining costs[3] ($/oz)	$1,351	(6%)	$1,445
Cash costs[3] excluding royalties ($/oz)	$1,102	10%	$1,003
Royalties ($/oz)	$79	(31%)	$115
Total cash costs[3] ($/oz)	$1,181	6%	$1,118

[1]	Total operating material mined includes ore mined and expensed waste material mined and excludes capital waste mined.
[2]	Strip ratio is calculated as capital waste and expensed waste material mined divided by ore mined.
[3]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

•	Attributable gold production of 24,000 ounces for the fourth quarter 2013 was 11% lower than the prior year period due to lower grades.

•	Total cash costs[1] of $1,181 per ounce were higher in the fourth quarter than in the same quarter 2012 due to lower production. All-in sustaining costs of $1,351 for the fourth quarter were 6% lower than the same quarter in 2012 mainly due to timing of sustaining capital expenditures.

•	The Company’s attributable portion of sustaining capital expenditures during the fourth quarter 2013 was $3.0 million.

YATELA MINE, MALI

Yatela Mine (IAMGOLD interest – 40%)

Summarized Results 40% Basis

	Three months ended December 31,
	2013	Change	2012
Mine operating statistics
Ore mined (000s t)	—	(100%)	261
Total operating material mined[1] (000s t)	—	(100%)	1,842
Strip ratio[2]	—	(100%)	6.1
Ore milled (000s t)	266	(4%)	277
Head grade (g/t)	0.99	(47%)	1.87
Attributable gold stacked (000s oz)	11	(31%)	16
Attributable gold production (000s oz)	7	(30%)	10
Attributable gold sales (000s oz)	7	(36%)	11

Performance measures
Average realized gold price[3] ($/oz)	$1,261	(27%)	$1,719
All-in sustaining costs[3] ($/oz)	$1,429	35%	$1,058
Cash costs[3] excluding royalties ($/oz)	$1,148	56%	$736
Royalties ($/oz)	$75	(30%)	$107
Total cash costs[3] ($/oz)	$1,223	45%	$843

[1]	Total operating material mined includes ore mined and expensed waste material mined.
[2]	Strip ratio is calculated as expensed waste material mined divided by ore mined.
[3]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

•	Attributable gold production of 7,000 ounces for the fourth quarter 2013 was 30% lower than the prior year period. Mining activities ceased in the third quarter of 2013 and gold production is continuing from the heap leach pads.

NIOBEC NIOBIUM MINE, CANADA

Niobec Mine (IAMGOLD interest – 100%)

Summarized Results

	Three months ended December 31,
	2013	Change	2012
Mine operating statistics
Ore mined (000s t)	610	10%	556
Ore milled (000s t)	605	8%	558
Grade (% Nb2 05 )	0.58	4%	0.56
Niobium production (millions of kg Nb)	1.6	33%	1.2
Niobium sales (millions of kg Nb)	1.3	18%	1.1
Operating margin[1] ($/kg Nb)	$20	33%	$15

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

•	Niobium production of 1.6 million kilograms in the fourth quarter 2013 was 33% higher than the same period in 2012 as a result of higher grades from mine sequencing and improved recoveries.

•	Niobium revenues increased to $52.1 million in the fourth quarter 2013 compared to $46.0 million in the same period in 2012 primarily due to higher sales volume. The operating margin during the fourth quarter 2013 was $20 per kilogram of niobium, up 33% from the same quarter in 2012 due to higher sales volume.

•	In the fourth quarter 2013, sustaining capital expenditures were $5.8 million.

EXPLORATION

In 2013, IAMGOLD was active at brownfield and greenfield exploration projects in eight countries located in West Africa and North and South America. Exploration and project study expenditures totaled $93.6 million for 2013 compared to $147.2 million in 2012. The decrease of $53.6 million in total exploration expenditures from 2012 is primarily due to the downsizing and significant restructuring of the exploration program in conjunction with the company-wide cost reduction program which targeted a $40 million reduction in exploration expenditures. Drilling activities on projects and mine sites totaled approximately 320,600 metres for the year. Of the $93.6 million spent in 2013, $69.2 million was expensed and $24.4 million was capitalized.

2014 OUTLOOK

In 2014, we plan to spend $87.7 million on greenfield and brownfield exploration programs and project studies. The greenfield and brownfield exploration programs will continue focusing on discovering “new ounces’. Project studies of $19.3 million are planned for Côté Gold, Ontario, Canada and the Boto Gold project in Senegal.

The outlook for 2014 exploration and project study expenditures of $87.7 million is $5.9 million lower than 2013 due to reduced exploration activities in West Africa, partially offset by increased programs in Brazil and Colombia. As well, there has been a re-allocation of specific mine site operational activities previously included in the exploration budget to the site operational budgets. Approximately 337,000 meters of reverse circulation and diamond drilling at all sites is planned for 2014.

The following table presents 2013 actual and 2014 plan for exploration and project studies:

	2013 Actual			2014 Plan
($ millions)	Capitalized	Expensed	Total	Capitalized	Expensed	Total
Exploration projects - greenfield	$0.1	$28.1	$28.2	$0.2	$38.2	$38.4
Exploration projects - brownfield[1]	24.2	17.0	41.2	18.4	11.6	30.0

	24.3	45.1	69.4	18.6	49.8	68.4

Côté Gold studies	0.1	23.2	23.3	15.0	—	15.0
Other scoping and pre-feasibility studies	—	0.9	0.9	—	4.3	4.3

	0.1	24.1	24.2	15.0	4.3	19.3

Exploration and Project Studies	$24.4	$69.2	$93.6	$33.6	$54.1	$87.7

[1]	Exploration projects – Brownfield excludes expenditures related to joint ventures of $2.3 million in 2013 and $1.2 million of planned expenditures in 2014.

2014 OUTLOOK

PRODUCTION AND COST GUIDANCE

On January 14, 2014 IAMGOLD announced its production and cost guidance for 2014 as presented below:

IAMGOLD Full Year Guidance	2014
Rosebel (000s oz)	330 - 350
Essakane (000s oz)	315 - 330
Doyon division[1] (000s oz)	100 - 120

Total owner-operated production (000s oz)	745 - 800
Joint ventures (000s oz)	90 - 100

Total attributable production (000s oz)	835 - 900

Total cash costs[2,3] - owner-operator ($/oz)	$790 - $830
Total cash costs - gold mines[4] ($/oz)	$825 - $875

All-in sustaining costs[2] - owner-operator ($/oz)	$ 1,100 - $1,200
All-in sustaining costs - gold mines[4] ($/oz)	$1,150 - $1,250
All-in sustaining costs - total[5] ($/oz)	$1,080 - $1,185

Niobec production (millions of kg Nb)	4.7 - 5.1
Niobec operating margin[2] ($/kg Nb)	$15 - $17

[1]	Doyon division production of 100,000 to 120,000 ounces includes Westwood pre-commercial production. Associated contribution will be recorded against its mining assets in the consolidated balance sheets.
[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[3]	The total cash costs computation does not include the pre-commercial portion of Westwood’s 2014 production.
[4]	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Mouska, Westwood (after commencement of commercial production), Sadiola and Yatela on an attributable basis.
[5]	Total, as used with all-in sustaining costs, includes the impact of niobium contribution, defined as the Niobec mine’s operating margin and sustaining capital, on a per gold ounce sold basis.

GOLD PRODUCTION AND COST GUIDANCE

We are forecasting gold production in the range of 835,000 to 900,000 ounces for 2014. Production is expected to build throughout the year starting with a range of between 175,000 and 195,000 ounces in the first quarter. With the plant expansion completed at Essakane, the new processing line will be milling higher-grade hard rock and we expect a ramp up in the second half of the year, resulting in an approximate 25% increase in 2014 production for this operation. The second half of the year is expected to see a lift in production from Westwood as well, as it ramps up from the first half which will mainly focus on underground development. Rehabilitation of the zone impacted by the rockburst at Westwood in 2013 is on schedule, with access now being established to all of the affected sublevels. Close to 80% of gold production in 2014 at the Doyon division is expected in the second half of the year. Mouska production will be limited in preparation for closure at the end of the first quarter 2014. As a result, production from the Doyon division will be lower in the first half of the year. Production at the joint venture operations is expected to be lower in 2014 as Yatela nears the end of its mine life.

Total cash costs1,2 - gold mines3 - for 2014 are expected to range between $825 and $875 per ounce, with the forecast for IAMGOLD owner-operator mines expected to be lower at $790 to $830 per ounce. Costs are impacted by inflation and the transition to harder ore at the Company’s mature mines. The growing proportion of harder ore at Rosebel and Essakane is expected to drive up stripping ratios and labour costs, and to exert a greater demand on crushing and grinding capacity, which in turn increases energy consumption and the use of reagents. As a result of the changing production mix through the year from different operations, quarterly variations in cash costs are expected.

Guidance for all-in sustaining costs1 for 2014 remains unchanged from 2013 levels and is expected to range between $1,150 and $1,250 per ounce, with IAMGOLD owner-operator mines forecast at between $1,100 and $1,200 per ounce. All-in sustaining costs net of Niobec’s contribution are expected to range between $1,080 and $1,185 per ounce. The netting of the operating margin of Niobec less its sustaining capital expenditures, against all-in sustaining costs recognizes the impact of Niobec`s cash flow on our overall cost of gold production.

The following assumptions have been used for 2014 guidance:

•	Average realized gold price per ounce of $1,300;

•	Average crude oil price per barrel of $95;

•	U.S. dollar value of the Euro of $1.30; and

•	Canadian dollar value of the U.S. dollar of $1.05.

EFFECTIVE TAX RATE

The effective tax rate in 2014 is expected to be about 50% compared to the adjusted effective tax rate of 38% in 2013. The higher rate is primarily attributable to certain costs in various jurisdictions that provide limited tax deductions and in times of shrinking margins have a greater impact on the effective tax rate than in the prior year.

DEPRECIATION

Depreciation expense is expected to increase in 2014 compared to 2013 with the commencement of commercial production at the Westwood mine, higher amortization of capitalized stripping at Essakane, and the completion of the Essakane plant expansion. Depreciation expense is expected to be in the range of $225 million to $235 million.

CAPITAL EXPENDITURES OUTLOOK1

For 2014, we forecast total capital expenditures of $400 million ± 5%. This represents an approximate 40% reduction from 2013, mainly reflecting the completion of the Essakane expansion.

($ millions)	Sustaining	Development/ Expansion	Total
Owner-operator
Rosebel	$70	$30	$100
Essakane	80	25	105
Westwood	35	55	90

	185	110	295
Niobec	20	50	70
Côté Gold	—	15	15

Total owner-operator	205	175	380
Joint venture - Sadiola[2]	10	10	20

Total (±5%)	$215	$185	$400

[1]	Capitalized borrowing costs are not included.
[2]	Attributable capital expenditures of $20 million include sustaining capital expenditures and existing commitments related to the ordering of long lead items in 2012 for the Sadiola sulphide project.

FUTURE EXPANSION AND DEVELOPMENT PROJECTS

The decision to proceed with future expansion and development projects depends on expected economic returns under various assumptions. Our focus at this time is on de-risking the projects with ongoing evaluation of market conditions. Decisions to proceed will be conditional upon a number of factors.

ROSEBEL EXPANSION

Our agreement with the Government of Suriname to reduce power rates at Rosebel supports the transition of the operations to process harder rock. The agreement lowers power costs for the current operations and future expansions. This agreement complements the joint venture agreement with the Government of Suriname relating to areas outside the existing mining concession. With respect to the joint venture agreement, the Company is working to acquire additional properties and to further delineate the surrounding resources.

On January 21, 2014, we announced that the full expansion of Rosebel has been deferred until 2015-2016. The feasibility study related to this expansion will be published at a later time when we can capture any material changes in assumptions such as price, costs, grade or rock hardness that occur between now and the start of the expansion.

NIOBEC AND SADIOLA

The timing of capital spending related to the Niobec expansion will be tied to the completion of ongoing work to assess a phased development approach. We continue to move forward with permitting and are reviewing the development timeline in light of current market conditions. Although the expected rate of return is attractive, this project will remain on hold until we have a partner to jointly fund the project.

While we continue to explore a number of alternatives for the Sadiola sulphide project, with the exception of prior commitments, sustaining capital and capitalized stripping, the Company does not intend to proceed with this project without a partner to jointly fund the project

CÔTÉ GOLD

The Côté Gold project is an attractive asset for our longer-term production profile. The terms of reference for an environmental assessment were approved in January of 2014 and we expect to have the required mining permits by the end of 2014. We will begin work on a feasibility study in 2014 with completion expected by the first quarter 2016.

NON-GAAP PERFORMANCE MEASURES – ADJUSTED NET EARNINGS

Adjusted net earnings attributable to equity holders of IAMGOLD and adjusted net earnings attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings attributable to equity holders of IAMGOLD and adjusted net earnings attributable to equity holders of IAMGOLD per share are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS Adjusted net earnings attributable to equity holders of IAMGOLD represents net earnings attributable to equity holders excluding certain impacts, net of taxes, such as impairment of goodwill and mining assets, impairment or impairment reversals of investments in associates and marketable securities, write-down of assets, gains or losses on sales of assets and marketable securities, unrealized derivative gains or losses, interest expense that is unrelated to financing working capital, foreign exchange gains or losses, restructuring charges, changes in estimates of asset retirement obligations and ongoing expenditures at closed sites, and the impact of significant changes in tax laws for mining taxes. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS. The following table provides a reconciliation of earnings(losses) before income taxes of IAMGOLD as per the consolidated statement of earnings, to adjusted net earnings to equity holders of IAMGOLD.

	Three months ended		Years ended
	December 31,		December 31,
($ millions, except where noted)	2013	2012[1]	2013	2012[1]
Earnings (losses) before income taxes	$(976.8)	$147.2	$(869.8)	$564.7

Adjusted items:
Impairment of goodwill and mining assets	888.1	—	888.1	—
Impairments of marketable securities and associates	4.9	3.4	69.1	24.1
Write-down of assets[2]	113.8	—	126.7	—
Gains on sale of assets	(12.2)	(6.9)	(12.8)	(24.7)
Unrealized derivative losses (gains)	7.8	5.1	22.3	(16.2)
Interest expense on senior unsecured notes	1.8	11.2	17.6	11.2
Foreign exchange losses (gains)	0.7	(2.7)	4.5	(12.3)
Restructuring charges	0.3	—	1.8	—
Changes in estimates of asset retirement obligations at closed sites and ongoing closed sites expenditures	4.7	4.8	(7.8)	5.3

	1,009.9	14.9	1,109.5	(12.6)

Adjusted earnings before income taxes and non-controlling interests	33.1	162.1	239.7	552.1
Income taxes	96.7	(52.6)	9.2	(193.5)
Tax impact of adjusted items	(109.5)	(9.7)	(99.3)	(6.5)
Non-controlling interests, excluding attributable impairment charge	(0.6)	(10.0)	(12.3)	(36.5)

Adjusted net earnings attributable to equity holders of IAMGOLD	$19.7	$89.8	$137.3	$315.6

Basic weighted average number of common shares outstanding (millions)	376.6	376.2	376.6	376.2

Adjusted net earnings attributable to equity holders of IAMGOLD per share ($/share)	$0.05	$0.24	$0.36	$0.84

Effective adjusted tax rate (%)	38%	36%	38%	36%

[1]	Refer to note 4(b) of the consolidated financial statements.
[2]	Includes asset write-downs related to joint ventures of $97.4 million and $102.8 million for the three months and year ended December 31, 2013, respectively.

NON-GAAP PERFORMANCE MEASURES – NET CASH FROM OPERATING

ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL

The Company makes reference to a non-GAAP performance measure for net cash from operating activities before changes in working capital and net cash from operating activities before changes in working capital per share. Working capital can be volatile due to numerous factors including a build-up of inventories. Management believes that, by excluding these items, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company. The following table provides a reconciliation of net cash from operating activities before changes in working capital:

	Three months ended December 31,		Years ended December 31,
($ millions, except where noted)	2013	2012[1]	2013	2012[1]
Net cash from operating activities per consolidated financial statements	$44.0	$100.7	$246.3	$415.3
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	(10.3)	0.3	(10.0)	(3.7)
Inventories and non-current ore stockpiles	21.4	9.7	51.0	73.1
Accounts payable and accrued liabilities	(0.4)	5.4	18.3	(10.3)

Net cash from operating activities before changes in working capital	$54.7	$116.1	$305.6	$474.4

Basic weighted average number of common shares outstanding (millions)	376.6	376.2	376.6	376.2

Net cash from operating activities before changes in working capital per share ($/share)	$0.15	$0.31	$0.81	$1.26

[1]	Refer to note 4(b) of the consolidated financial statements.

End Notes (excluding tables)

(1)	This is a non-GAAP measure. Please refer to the non-GAAP performance measures section of the MD&A for reconciliation to GAAP.
(2)	The total cash costs computation does not include Westwood pre-commercial production for the three months and year ended December 31, 2013 of 20,000 ounces and 73,000 ounces, respectively.
(3)	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela on an attributable basis.
(4)	This is a non-GAAP measure. Please refer to the reconciliation to GAAP above in this news release.
(5)	Total, as used with all-in sustaining costs, includes the impact of niobium contribution, defined as the Niobec mine’s operating margin and sustaining capital, on a per gold ounce sold basis. Refer to the all-in sustaining cost table in this news release.
(6)	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

IAMGOLD CORPORATION

Consolidated Balance Sheets

	December 31,	December 31,	January 1,
(Audited: In millions of U.S. dollars)	2013	2012[1]	2012[1]
Assets
Current assets
Cash and cash equivalents	$222.3	$797.3	$1,046.7
Gold bullion (market value $162.3; December 31, 2012 - $223.3; January 1, 2012 - $210.9)	96.9	96.9	96.8
Income taxes receivable	37.2	25.0	26.3
Receivables and other current assets	80.0	185.1	111.6
Inventories	300.2	259.5	192.3

	736.6	1,363.8	1,473.7

Non-current assets
Deferred income tax assets	74.0	55.4	41.4
Investments in associates and joint ventures	65.5	164.1	106.1
Mining assets	2,512.7	2,618.0	1,819.5
Exploration and evaluation assets	533.3	533.3	356.5
Goodwill	—	256.7	256.7
Other assets	268.3	304.3	247.7

	3,453.8	3,931.8	2,827.9

	$4,190.4	$5,295.6	$4,301.6

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	$185.6	$219.4	$173.4
Income taxes payable	12.1	60.2	100.3
Dividends payable	—	48.6	47.0
Current portion of provisions	11.4	5.9	3.7
Other liabilities	6.2	1.1	6.6

	215.3	335.2	331.0

Non-current liabilities
Deferred income tax liabilities	212.3	281.5	245.1
Long-term debt	640.3	638.8	—
Provisions	247.0	235.0	196.3
Other liabilities	3.0	0.3	0.3

	1,102.6	1,155.6	441.7

	1,317.9	1,490.8	772.7

Equity
Equity attributable to IAMGOLD Corporation shareholders
Common shares	2,317.6	2,315.8	2,308.6
Contributed surplus	35.2	26.7	19.9
Retained earnings	465.1	1,343.2	1,104.9
Accumulated other comprehensive income	13.3	42.4	41.1

	2,831.2	3,728.1	3,474.5
Non-controlling interests	41.3	76.7	54.4

	2,872.5	3,804.8	3,528.9

	$4,190.4	$5,295.6	$4,301.6

[1]	Refer to note 4(b) of the consolidated financial statements.

IAMGOLD CORPORATION

Consolidated Statement of Earnings

	Three months ended December 31,		Years ended December 31,
	(Unaudited)		(Audited)
(In millions of U.S. dollars, except per share amounts)	2013	2012[1]	2013	2012[1]
Revenues	$247.2	$398.6	$1,147.1	$1,453.4

Cost of sales	196.1	210.1	807.0	774.2
General and administrative expenses	11.4	15.5	50.9	58.3
Exploration expenses	17.6	34.3	69.2	108.0
Impairment charges	888.1	—	888.1	—
Other	7.6	6.0	2.1	9.3

Operating costs	1,120.8	265.9	1,817.3	949.8

Earnings (losses) from operations	(873.6)	132.7	(670.2)	503.6
Share of net earnings (losses) from investments in associates and joint ventures, net of income taxes	(63.1)	23.3	(67.4)	46.7
Finance costs	(3.8)	(10.9)	(24.4)	(18.1)
Foreign exchange gains (losses)	(0.7)	2.7	(4.5)	12.3
Interest income and derivatives and other investment gains (losses)	(35.6)	(0.6)	(103.3)	20.2

Earnings (losses) before income tax expense	(976.8)	147.2	(869.8)	564.7
Income taxes	96.7	(52.6)	9.2	(193.5)

Net earnings (losses)	$(880.1)	$94.6	$(860.6)	$371.2

Net earnings (losses) attributable to
Equity holders of IAMGOLD Corporation	$(840.3)	$84.6	$(832.5)	$334.7
Non-controlling interests	(39.8)	10.0	(28.1)	36.5

	$(880.1)	$94.6	$(860.6)	$371.2

Attributable to equity holders of IAMGOLD Corporation
Weighted average number of common shares outstanding (in millions)
Basic	376.6	376.2	376.6	376.2
Diluted	376.6	376.8	376.6	376.9
Earnings (losses) per share ($ per share)
Basic	$(2.23)	$0.22	$(2.21)	$0.89
Diluted	$(2.23)	$0.22	$(2.21)	$0.89

[1]	Refer to note 4(b) of the consolidated financial statements.

IAMGOLD CORPORATION

Consolidated Statements of Comprehensive Income

	Three months ended December 31,		Years ended December 31,
	(Unaudited)		(Audited)
(In millions of U.S. dollars)	2013	2012	2013	2012
Net earnings (losses)	$(880.1)	$94.6	$(860.6)	$371.2

Other comprehensive income (loss), net of taxes
Net unrealized change in fair value of available-for-sale financial assets, net of taxes	(2.3)	(4.2)	(40.5)	8.2
Net realized change in fair value and impairment of available-for-sale financial assets, net of taxes	(0.7)	(6.3)	11.7	(6.9)

	(3.0)	(10.5)	(28.8)	1.3
Currency translation adjustment	0.3	—	(0.3)	—
Other	1.4	(2.3)	1.4	(2.3)

Total other comprehensive loss	(1.3)	(12.8)	(27.7)	(1.0)

Comprehensive income (loss)	$(881.4)	$81.8	$(888.3)	$370.2

Comprehensive income (loss) attributable to
Equity holders of IAMGOLD Corporation	$(841.6)	$71.8	$(860.2)	$333.7
Non-controlling interests	(39.8)	10.0	(28.1)	36.5

	$(881.4)	$81.8	$(888.3)	$370.2

IAMGOLD CORPORATION

Consolidated Statements of Cash Flow

	Three months ended December 31,		Years ended December 31,
	(Unaudited)		(Audited)
(In millions of U.S. dollars)	2013	2012[1]	2013	2012[1]
Operating activities
Net earnings (losses)	$(880.1)	$94.6	$(860.6)	$371.2
Adjustments for
Finance costs	3.8	10.9	24.4	18.1
Depreciation expense	46.2	37.9	175.2	154.6
Changes in estimates of asset retirement obligations at closed sites	3.7	4.8	(8.8)	5.3
Income taxes	(96.7)	52.6	(9.2)	193.5
Impairment of investments, net	4.9	3.4	69.1	24.1
Impairment charges	888.1	—	888.1	—
Share of net (earnings) losses from investments in associates and joint ventures, net of income taxes and dividends received	79.6	(23.3)	83.9	(46.7)
Impact of unrealized foreign exchange losses (gains) on cash and cash equivalents	2.8	(0.6)	0.5	(5.1)
Other non-cash items	45.8	2.7	63.6	(23.2)
Adjustments for cash items	1.0	(0.5)	7.4	(3.8)
Movements in non-cash working capital items and non-current ore stockpiles	(10.7)	(15.4)	(59.3)	(59.1)

Cash from operating activities, before income taxes paid	88.4	167.1	374.3	628.9
Income taxes paid	(44.4)	(66.4)	(128.0)	(213.6)

Net cash from operating activities	44.0	100.7	246.3	415.3

Investing activities
Mining assets
Capital expenditures	(124.6)	(195.7)	(617.4)	(650.2)
Capitalized borrowing costs	(14.4)	—	(19.5)	—
Sales proceeds from disposal	(1.3)	0.5	1.4	1.2
Advances to related parties	(30.9)	(10.4)	(57.7)	(36.7)
Repayments from related parties	0.8	—	10.0	—
Additions to exploration and evaluation assets	—	—	—	(2.2)
Acquisition of Côté Gold project	—	—	—	(485.7)
Other investing activities	(0.8)	10.0	(5.1)	(25.3)

Net cash used in investing activities	(171.2)	(195.6)	(688.3)	(1,198.9)

Financing activities
Proceeds from issue of long term debt	—	—	—	650.0
Proceeds from issue of share capital	0.1	0.6	0.2	5.4
Dividends paid	—	(1.7)	(102.4)	(106.9)
Interest paid	(7.8)	(0.8)	(28.3)	(3.1)
Payment of transaction costs	—	(1.4)	—	(11.6)
Other	(0.8)	0.1	(2.0)	(4.7)

Net cash from (used in) financing activities	(8.5)	(3.2)	(132.5)	529.1

Impact of unrealized foreign exchange (losses) gains on cash and cash equivalents	(2.8)	0.6	(0.5)	5.1
Reclassification of cash to assets held for sale	—	0.4	—	—

Decrease in cash and cash equivalents	(138.5)	(97.1)	(575.0)	(249.4)
Cash and cash equivalents, beginning of the period	360.8	894.4	797.3	1,046.7

Cash and cash equivalents, end of the period	$222.3	$797.3	$222.3	$797.3

[1]	Refer to note 4(b) of the consolidated financial statements.

CONFERENCE CALL

A conference call will be held on Thursday, February 20, 2014 at 8:30 a.m. (Eastern Standard Time) for a discussion with management regarding IAMGOLD`s 2013 fourth quarter and full-year operating performance and financial results. A webcast of the conference call will be available through IAMGOLD`s website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-800-319-4610 or International Number: 1-604-638-5340.

A replay of this conference call will be available from 5:00 p.m. February 21st to March 21st, 2014. Access this replay by dialing: North America toll-free: 1-800-319-6413 or International Number: 1-604-638-9010, passcode: 1952#.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release are found under, but are not limited to being included under, the headings “Fourth Quarter and Full-Year 2013 Highlights”, “Operations Review with Fourth Quarter Highlights”, “2014 Outlook” and “Future Expansion and Development Projects”, and include, but are not limited to, statements with respect to: the Company’s guidance for production, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, niobium production and operating margin, capital expenditures, operations outlook, cost management initiatives, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks and unanticipated reclamation expenses. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to the, use of the words “may”, “will”, “should”, “continue”, “expect”, “assumption,”, “forecast”, “anticipate”, “estimate”, “believe”, “intend”, “plan”, “suggest”, “guidance”, “outlook”, “potential”, “prospects”, “seek”, “targets”, “strategy” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader not to place any reliance whatsoever on forward-looking information or forward-looking statements. Forward –looking information and forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the company’s estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

NOTES TO INVESTORS REGARDING THE USE OF RESOURCES

CAUTIONARY NOTE TO INVESTORS CONCERNING ESTIMATES OF MEASURED AND INDICATED RESOURCES

This news release uses the terms “measured resources” and “indicated resources”. The Company advises investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (“the SEC”) does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

CAUTIONARY NOTE TO INVESTORS CONCERNING ESTIMATES OF INFERRED RESOURCES

This news release also uses the term “inferred resources”. The Company advises investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

SCIENTIFIC AND TECHNICAL DISCLOSURE

IAMGOLD is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

CAUTIONARY NOTE TO U.S. INVESTORS

The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this news release, such as “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. Investors can review and obtain copies of these filings from the SEC’s website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

A pre-feasibility study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Gold and NiobiumTechnical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and JORC. The “Qualified Person” responsible for the supervision of the preparation and review of all resource and reserve estimates for IAMGOLD is Lise Chenard, Eng., Director, Mining Geology. Lise has worked in the mining industry for more than 30 years, mainly in operations, project development and consulting. She joined IAMGOLD in April 2013 and acquired her knowledge of the Company’s operations and projects through site visits and information reviews.

She is considered a “Qualified Person” for the purposes of NI 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with six operating gold mines (including current joint ventures) on three continents and one of the world’s top three niobium mines. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation

Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation

Tel: (416) 933-4952 Mobile: (416) 670-3815

Penelope Talbot-Kelly, Analyst Investor Relations, IAMGOLD Corporation

Tel: (416) 933-4738 Mobile (647) 280-0519

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD’s website at www.iamgold.com and through CNW Group’s website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.